# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025606
Title of class of securities: Series D Cumulative Convertible Preferred Stock
Address of issuer's principal executive offices: 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia (VA), 23452
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-21-008055
Filed by CIK 0001618333

## Reporting persons
- Magnolia Capital Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Magnolia Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adam K. Peterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: 2529 Virginia Beach Blvd. Virginia Beach, Virginia 23452

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Magnolia Capital Fund, LP ("MCF"), The Magnolia Group, LLC ("TMG"), a registered investement adviser, and Adam K. Peterson (each a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of Series D Cumulative Convertible Preferred Stock of the Issuer (the "Preferred Stock") owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG.
Address of principal business office or, if none, residence: 1601 Dodge Street, Suite 3300, Omaha, Nebraska, 68102
Citizenship: MCF is a Delaware limited partnership, TMG is a Nebraska limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of January 8, 2025, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

## Signatures
- Magnolia Capital Fund, LP: /s/ Adam K. Peterson, Adam K. Peterson, Manager (01/08/2025)
- The Magnolia Group, LLC: /s/ Adam K. Peterson, Adam K. Peterson, Manager (01/08/2025)
- Adam K. Peterson: /s/ Adam K. Peterson, Adam K. Peterson (01/08/2025)